UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER 001-33531
NOTIFICATION OF LATE FILING	CUSIP NUMBER 00768M 10 3

(Check one):                      ☐ Form 10-K                         ☐ Form 20 F                      ☐ Form 11 K                                           ☒  Form 10-Q                         ☐ Form N-SAR                           ☐ Form N-CSR
For Period Ended:  June 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION AeroGrow International, Inc.
Full Name of Registrant N/A
Former Name if Applicable 6075 Longbow Dr. Suite 200
Address of Principal Executive Office (Street and Number) Boulder, Colorado, 80301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AeroGrow International, Inc. (the “Company) was not able to timely file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended June 30, 2011, by August 15, 2011, the prescribed due date, due to the extensive amount of time that management has spent attempting to negotiate a joint venture arrangement with Cyrano Partners, LLC (“Cyrano”) and comply with certain conditions precedent to related agreements entered into with Cyrano and AG Worldwide, LLC (“AG Worldwide”), as described in the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2011.  These efforts have diverted necessary resources from the completion of the Form 10-Q.

Background Information.  On April 12, 2011, the Company entered into (i) a Distribution and Licensing Agreement with AG Worldwide and Cyrano pursuant to which AG Worldwide began selling AeroGrow products into the network marketing sales channel, and (ii) a Transaction Agreement with Cyrano to form a joint venture to pursue the network marketing sales channel, subject to the achievement of certain conditions precedent, including the raising of capital to support the operations of the joint venture.  The parties were unable to satisfy the funding condition precedent and, effective as of August 5, 2011, the Distribution and Licensing Agreement and the Transaction Agreement were terminated.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

H. MacGregor Clarke	303	444-7755
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?     ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report revenue of approximately $1.5 million for the quarter ended June 30, 2011, 19% lower than the same period in 2010.  The decline in revenue is primarily due to a 39% reduction in the amount of revenue-generating media spent during the quarter relative to the prior year period.

We expect to report that our cost of revenue totaled approximately $800 thousand, 39% lower than the prior year period, reflecting the decline in sales combined with cost reductions in our assembly and fulfillment operations.  As a result, we expect to report that our gross margin was approximately 45% as compared to 27.3% in the prior year period.  The improvement in margin reflects higher average selling prices, an increase in the mix of seed kit and accessory sales, and cost reductions in our assembly and fulfillment operations.

We expect to report that our operating expenses other than cost of revenue totaled approximately $1.3 million, a $500 thousand, or 29%, year-over-year reduction.  The lower expenses resulted from a lower level of headcount, reductions in advertising and marketing expense, and generally lower levels of overhead spending.

We expect to report an operating loss of approximately $600 thousand for the quarter ended June 30, 2011, approximately $650 thousand, or 52% lower than in the prior year period.  The lower loss reflects the negative impact of lower revenue that was more than offset by the improved gross margin and lower selling and administrative expense.

We expect to report other expense of approximately $945 thousand as compared to $475 thousand in the year earlier period.  The increase in other expense primarily reflects the impact of the non-cash interest and amortization expense related to our 8% subordinated convertible notes issued in May, June and September of 2010.

We expect to report a net loss for the quarter ended June 30, 2011 of approximately $1.5 million as compared to $1.7 million in the prior year.  The lower loss reflects the reduced operating loss that was partially offset by the non-cash increase in other expense.

Certain statements contained in this Form 12b-25 are forward looking.  Such statements are based on current expectations, estimates and projections about the Company's business.  Words such as expects, anticipates, intends, plans, believes, sees, estimates and variations of such words and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict.  Actual results could vary materially from the description contained herein due to many factors including continued market acceptance of the Company's products and particularly the need to raise additional capital.  In addition, actual results could vary materially based on changes or slower growth in the indoor garden market; the potential inability to realize expected benefits and synergies; domestic and international business and economic conditions; changes in customer demand or ordering patterns; changes in the competitive environment including pricing pressures or technological changes; technological advances; shortages of manufacturing capacity; future production variables impacting excess inventory and other risk factors listed from time to time in the Company's Securities and Exchange Commission (SEC) filings under "risk factors" and elsewhere, including the risk factors identified in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended March 31, 2011.  The forward-looking statements contained in this Form 12b-25 speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 12b-25.

AeroGrow International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2011                                                                           By: /s/ H. MacGregor Clarke
H. MacGregor ClarkeChief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).